Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earning to fixed charges for the periods ended:

	Nine months ended,	Year Ended December 31,
In € millions, except for ratios	Sept 30, 2006	2005	2004	2003	2002	2001

Earnings:
1. Income before income taxes and cumulative effect of accounting changes	6,252	6,112	4,029	2,756	3,549	1,803
2. Add: Minority Interest	27	55	3	(3)	45	85
3. Add: Fixed charges excluding capitalized interest (Line 11)	36,867	35,954	23,074	21,993	28,892	45,280
4. Less: Net income (loss) from equity method investments	400	418	388	(422)	(887)	(365)

5. Earnings including interest on deposits	42,746	41,703	26,718	25,168	33,373	47,533
6. Less: Interest on deposits	10,584	10,262	7,127	6,580	9,319	15,724

7. Earnings excluding interest on deposits	32,162	31,441	19,591	18,588	24,054	31,809

Fixed Charges:
8. Interest Expense	36,721	35,707	22,841	21,736	28,595	45,019
9. Estimated interest component of net rental expense	146	247	233	257	297	261
10. Amortization of debt issuance expense	—	—	—	—	—	—

11. Total fixed charges including interest on deposits and excluding capitalized interest	36,867	35,954	23,074	21,993	28,892	45,280
12. Add: Capitalized interest	—	—	—	—	—	—

13. Total fixed charges	36,867	35,954	23,074	21,993	28,892	45,280
14. Less: Interest on deposits (Line 6)	10,584	10,262	7,127	6,580	9,319	15,724

15. Fixed charges excluding interest on deposits	26,283	25,692	15,947	15,413	19,573	29,556

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 5/Line 13)	1.16	1.16	1.16	1.14	1.16	1.05

Excluding interest on deposits (Line 7/Line 15)	1.22	1.22	1.23	1.21	1.23	1.08

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes, cumulative effect of accounting changes and minority interests less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.